Exhibit (a)(1)(q)

FORM OF COMMUNICATION REGARDING
ADDITIONAL WORKFORCE MANAGEMENT

TO:     [Affected Group]

SUBJECT:     Potential Workforce Management and the Stock Option Exchange Program

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On [date] [name] announced the likelihood of additional workforce reductions in all parts of [affected group], in addition to the reductions already in progress that [group] announced earlier this year. The goal is to notify employees in the U.S. about their status as soon as possible. Outside the U.S., [group] HR representatives will plan the appropriate actions and timeline according to local laws and procedures.

While it is not possible to predict the extent of the workforce reductions for any particular group, employees should consider the implications of these further reductions and plan accordingly, especially with regard to the treatment of stock options they may hold.

The new stock options will have an exercise price equal to the fair market value of Agilent common stock on the new grant date (except in France and Italy, where the exercise price may vary), which is expected to be December 22, 2003, except in France. In order to receive the new options, employees must be employed by Agilent continuously through the new grant date. If an employee elects to exchange any options and is not employed with Agilent for any reason, including but not limited to Workforce Management, at the time the new options are granted, the employee will not receive any new options, cancelled options will not be reinstated and cash compensation will not be given in lieu of new options.

For details, see the Questions and Answers section on the Stock Option Exchange Program at:

http://stockoptions.corporate.agilent.com/SOExchange.htm

Questions 22, 39 and 40 are particularly important to review.

Q22.     Are there circumstances under which you would not be granted new options after the six months and 1 day period has passed?

A22.     Yes. If, for any reason, you are no longer an employee of us or one of our subsidiaries on the new option grant date, you will not receive any new options. Unless otherwise provided by the applicable laws of a non-U.S. jurisdiction or your employment contract (if any), your employment with us or one of our subsidiaries will remain “at-will” regardless of your participation in the offer to exchange. (See Section 1)

Your new options will be granted at least six months and one day after the cancellation date. If, for any reason, including but not limited to, voluntary termination, involuntary termination, divestiture, Workforce Management, death, total and permanent disability or retirement due to age, you do not remain continuously employed by us or one of our subsidiaries through the new option grant date, you will not receive any new option or other compensation in exchange for the eligible options that you tendered and that Agilent accepted for exchange and subsequently cancelled. Accordingly, you will forfeit all options that you elected to exchange.
Moreover, even if we accept your options, we will not grant new options to you if we are prohibited from doing so by applicable law. For example, we could become prohibited from granting new options as a result of changes in the U.S. SEC rules, regulations or policies, listing requirements of the New York Stock Exchange or the laws of a non-U.S. jurisdiction. We do not currently anticipate any such prohibitions. (See Section 13)

Q39.      What happens if you receive a Workforce Management notice before June 18th?

A39.     If you receive a Workforce Management notice before June 18th you may want to revisit your stock option exchange election. You can change your elections or withdraw from the program up until June 18th at 5 p.m. Pacific Time. If your options are cancelled under the program, they cannot be reinstated. If, for any reason including, but not limited to, voluntary termination, involuntary termination, divestiture, Workforce Management, death, total and permanent disability, or retirement due to age, you do not remain continuously employed by us or one of our subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered and that we accepted for exchange and subsequently cancelled.

Q40.      What happens if you receive a workforce management notice after June 18th, but before the new grants are issued on December 22, 2003 or January 7, 2004 in France?

A40.     The answer depends on your scheduled termination date. If you elect to participate in the stock option exchange program, and we accept your tendered options, those options will be cancelled. Once cancelled, they cannot be reinstated. If you subsequently receive a workforce management notice after your options have been cancelled, you will lose all rights to those options, if for any reason including, but not limited to, voluntary termination, involuntary termination, divestiture, Workforce Management, death, total and permanent disability, or retirement due to age, you do not remain continuously employed by us or one of our subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered and that we accepted for exchange and subsequently cancelled. Please consider this risk carefully. If you are continuously employed with Agilent through the new option grant date, you will receive new option grants for those options you elected to exchange.

This notice does not constitute the offer to exchange. Agilent has provided eligible option holders with written materials explaining the precise terms and timing of the offer to exchange. Eligible option holders should read these written materials carefully because they contain important information about the program. These materials and other documents filed by Agilent with the U.S. Securities and Exchange Commission (SEC) can be obtained free of charge from the SEC’s Web site at http://www.sec.gov. The option exchange program is subject to securities regulation in most countries and will not be offered in any country until Agilent complies with all regulations and receives requisite government approvals. Agilent option holders may obtain a written copy of the tender offer statement by contacting Mellon Investor Services at 1-888-778-1312 (toll-free from within the United States) or 201-329-8467 (from outside the United States, at no charge to the caller).